UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

Pursuant to Regulation A of the Securities Act of 1933

For the semiannual period ended June 30, 2026

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

1

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes appearing at the end of this Semiannual Report on Form 1-SA (the “Semiannual Report”). This discussion and analysis contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented from time to time, which may be accessed here and may be updated from time to time by our future filings under Regulation A. The accompanying consolidated balance sheets and the related consolidated statements of operations, members’ equity and cash flows as of June 30, 2026 and for the six months ended June 30, 2026 and June 30, 2025 are unaudited and have not been reviewed by external auditors.

Overview

Roots Real Estate Investment Community I, LLC (the “Company”, “we”, “our”, or “us”), was formed on December 8, 2020 as a Georgia limited liability company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company was formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in single family and multifamily residential real estate properties and development projects. Initially, the Company targeted real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”) in the state of Georgia that has value-add potential. However, the Manager (defined below) is not limited to searching only in the Atlanta MSA, and the Company has also invested in other major MSAs across the United States. Substantially all the Company’s business is managed by Roots REIT Management, LLC, a Georgia limited liability company (the “Manager”) which is a wholly owned subsidiary of the sponsor, Seed InvestCo, LLC, a Georgia limited liability company (the “Sponsor”).

On May 27, 2022, the Company filed an offering statement on Form 1-A with the SEC with respect to an offering (of up to $75,000,000 of the Company’s units of membership interest (“Units”), for an initial price of $110.00 per Unit. On June 21, 2022, the Company’s initial offering of up to $75,000,000 in Units (the “Initial Offering”) was qualified by the SEC. Prior to the offering statement being qualified by the SEC, the Company sold approximately 63,735 Units at prices ranging from $100.00 to $110.00 per Unit for a total of $6,525,654, through a private placement. The Company’s Follow-On Offering, whereby the Company is continuing to raise up to $75,000,000 in Units, subject to the rolling 12-month maximum of $75,000,000, was qualified on August 29, 2025.

Our Investments

During the six months ended June 30, 2026, the Company acquired 150 residential properties located in various MSAs across the United States for an aggregate purchase price of $43,368,500. During the six months ended June 30, 2025, the Company acquired 121 residential properties located in various MSAs across the United States for an aggregate purchase price of $30,978,852.

Liquidity and Capital Resources

We obtain the capital required to purchase real estate investments and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2026 and December 31, 2025, we had cash and cash equivalents of $4,497,181 and $6,334,624, respectively, that are available to provide capital for operations and investments. We anticipate that proceeds from the Offering, cash flow from operations and available cash will provide sufficient liquidity to meet future funding commitments for at least one year from the date of the financial statements filed herewith.

We employ leverage to enhance total returns to our Members through a combination of senior financing and other financing transactions. We seek to secure conservatively structured leverage that is long term and non-recourse to the extent obtainable on a cost-effective basis.

We expect to continue to use leverage at the portfolio level, and may use asset-level leverage, which, in the aggregate across the portfolio, we do not expect to exceed 75% of the cost (before deducting depreciation or other non-cash reserves) of total assets, capital expenditures and closing costs. The debt may be borrowed from institutional lenders, private lenders, or affiliates, in order to facilitate the acquisition of residential real property and value-add renovations. As of June 30, 2026 and December 31, 2025, we had outstanding mortgage loans payable of approximately $119,771,426 and $88,680,304, respectively, net of unamortized deferred financing costs of $3,543,279 and $2,501,151, respectively.

In the normal course of business, the Company encounters economic risk, including interest rate risk, credit risk, market risk and inflation risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the Company’s real estate assets that results from an underlying resident’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate assets held by the Company. Inflation risk is the risk that rising prices could increase the Company’s operating expenses and impact residents.

2

Distributions

For the six months ended June 30, 2026, distributions in the amount of $2,374,047 have been declared, of which $225,586 was accrued and included in distributions payable in the accompanying consolidated financial statements. For the year ended December 31, 2025, distributions in the amount of $3,345,703 were declared, of which $142,346 was accrued and included in distributions payable in the accompanying consolidated financial statements. We expect that distributions declared by our Manager will be made on a quarterly basis, or less frequently as determined by our Manager. Any future distributions by the Company will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow.

Unit Redemptions

We have adopted a Unit redemption program as described in detail in our Offering Circular, which may be accessed here, whereby Members may request, quarterly, that the Company redeem certain amounts of their Units while the Offering is ongoing. Our Manager reserves the right, in its sole and absolute discretion, to suspend the Company’s offer for redemption at any time, without notice, for any reason or no reason. We also may make redemptions upon the death of a Member, or in special circumstances as determined by the Manager (referred to as “exception redemptions”; all other redemptions are referred to as “ordinary redemptions”). Furthermore, the Manager reserves the right, in its sole and absolute discretion, to redeem some or all of a Member’s Units at any time, without notice, for any reason or no reason

The Company offers partial liquidity for its Members on a quarterly basis in the form of a partial redemption by the Company of a Member’s Units. Each quarter, no more than 5% of the issued and outstanding Units may be redeemed (the “Aggregate Redemption Cap”), and no more than $100,000 of an individual Member’s Units may be redeemed in any one quarter. These caps may be reduced or increased, at any time, in the Manager’s sole discretion.

In the event that a redemption request is made by multiple Members, so that the total redemptions requested would be greater than the applicable Aggregate Redemption Cap, the requested redemptions will be maxed at the Aggregate Redemption Cap and will be split among each requesting Member pro rata based on such Member’s redemption request compared to the aggregate redemptions requested for that quarter. The window to request a redemption will begin on the fifteenth (15th) calendar day prior to the end of the applicable quarter and will end on the last day of such quarter. The redemption price per Unit will be the established net asset value (“NAV”) per Unit for the quarter then-ending. NAV is calculated by taking the total non real estate assets plus fair market value of real estate minus total liabilities. The redemption price per Unit may be decreased by 8% if a Member requests a redemption (and participates in such redemption) within the first year of such Member’s ownership of Units. Notwithstanding the foregoing, if the Manager elects to redeem such Member’s Units, in its sole discretion (rather than by request of the Member), in the first year of such Member’s ownership, the purchase price per Unit will not be decreased by the 8%.

For the six months ended June 30, 2026, the Company redeemed a total of approximately 43,905 Units at prices ranging from $147.50 to $153.07 per Unit, for a total of $6,765,560. For the year ended December 31, 2025, the Company redeemed a total of approximately 61,813 Units at prices ranging from $137.00 to $147.50 per Unit, for a total of $8,859,583. In aggregate, the Sponsor has not redeemed any units.

Sources of Operating Revenues and Cash Flows

Refer to our Consolidated Statements of Cash Flows in our consolidated financial statements.

We expect to primarily generate operating revenues and cash flows from the operations of our real estate investments. See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.

3

Cash Flows from Operating Activities

For the six months ended June 30, 2026 and 2025, net cash flows (used in) provided by operating activities was $(11,479,918) and $833,241, respectively. For the six months ended June 30, 2026 and 2025, net cash flow from operating activities decreased primarily due to a decrease in net income, due to increases in depreciation and increased interest expense from new mortgage loans.

Cash Flows from Investing Activities

For the six months ended June 30, 2026 and 2025, net cash used in investing activities was $40,320,346 and $34,422,497, respectively. For the six months ended June 30, 2026, net cash used in investing activities increased due to the acquisition of 150 properties purchased during the period through cash purchases.

Cash Flows from Financing Activities

For the six months ended June 30, 2026 and 2025, net cash provided by financing activities was $52,244,793 and $45,142,331, respectively. For the six months ended June 30, 2026 and 2025, net cash provided by financing activities increased due to proceeds from mortgage loans payable, proceeds from related party financing and proceeds from issuance of member units, offset by redemptions of member units.

Results of Operations

Refer to our Consolidated Statements of Operations in our consolidated financial statements.

For the six months ended June 30, 2026, we had a net loss attributable to Roots Real Estate Investment Community I, LLC in the amount of $(2,190,869). This was driven by increases in depreciation and interest expenses, offset by increases in net operating income.

Based on a comparison of the six months ended June 30, 2026 versus 2025, total revenues increased by $3,880,999 and operating expenses increased by $2,451,624 which was driven by an increase in properties. Nonoperating expenses increased by $2,862,155, which was primarily attributable to an increase in depreciation and interest expense partially offset by interest income related party.

We expect that rental income, operating and maintenance, property management fees, real estate taxes and insurance, general and administration, depreciation and interest expense will increase as we continue to acquire additional properties.

Capital Expenditures

During the six months ended June 30, 2026, the Company incurred approximately $626,724 in capital expenditures, primarily related to property improvements, tenant turnover costs, and standard wear-and-tear items across the portfolio. This compares to approximately $482,402 in capital expenditures for the six months ended June 30, 2025. The increase was driven by renovation activity at certain properties and more robust resident improvement packages provided in connection with lease renewals and new leasing activity. The Company anticipates similar or moderately elevated levels of capital spending during the remainder of 2026, and expects to fund these expenditures through cash generated from operations.

Capital Investments

In addition to recurring capital expenditures, the Company may pursue selective capital investment opportunities consistent with its strategic growth plan. As of the date of this Semiannual Report, no significant capital investments have been approved or committed. Any future investments will be evaluated based on projected returns, alignment with long-term objectives, and available financing options. Such investments may be funded through internal cash, joint venture equity partnerships, or third-party financing as appropriate.

4

Operating Expenses

Total operating expenses were $4,724,466 for the six months ended June 30, 2026, compared to $2,272,842 for the six months ended June 30, 2025. The increase is primarily attributable to current year acquisitions, as well as higher resident turnover and maintenance expenses, an increase in property taxes due to reassessments in key jurisdictions, and elevated property insurance premiums amid broader market hardening. Management anticipates continued pressure on insurance costs and is actively exploring mitigation strategies.

Debt Obligations

As of June 30, 2026, the Company had total outstanding debt of $119,771,426, consisting entirely of mortgage loans, compared to $88,680,304 as of December 31, 2025. The increase is primarily due to debt incurred in connection with new property acquisitions completed during 2026. Scheduled maturities over the next 12 months total $1,451,329, which the Company intends to address through refinancing, available liquidity, or operating cash flow. The Company’s weighted average interest rate as of June 30, 2026 was 6.62%. Management regularly monitors debt service coverage ratios and prevailing market conditions to manage refinancing risk and interest rate exposure. The Company remains focused on maintaining flexibility in its capital structure and intends to proactively address upcoming maturities.

Outlook and Recent Trends

During the six months ended June 30, 2026, financial markets and interest rates remained volatile. The Federal Reserve held its benchmark rate steady throughout the period following three cuts in late 2025, but geopolitical conflict in the Middle East and rising energy prices renewed inflation concerns. Mortgage rates, which had approached 6% in late February, climbed back into the mid-6% range by the end of the period, and in September the Federal Reserve raised rates by 25 basis points, its first increase since 2023, while signaling that further increases are possible. Home prices reached record highs, but price growth has slowed considerably, and elevated borrowing costs continue to limit affordability and weigh on transaction volumes. Inventory has increased modestly, moving many markets toward more balanced conditions. We anticipate these conditions may persist in the near term as buyers remain cautious and financing remains relatively expensive. Despite these headwinds, management believes that our unique, disciplined acquisition process positions us to continue accessing properties at below-market pricing. This allows us to execute on our value-add strategy, deliver strong returns to our investors, and continue providing high-quality living experiences for our Residents.

Critical Accounting Policies

See Note 2, Summary of Significant Accounting Policies, in our consolidated financial statements for further detail.

Off-Balance Sheet Arrangements

As of June 30, 2026 and December 31, 2025, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding Related Party Arrangements, please see Note 5 in the accompanying consolidated financial statements below.

Recent Developments

Between July 1, 2026 and September 18, 2026, the Company issued approximately 128,420 Units for a total of approximately $19,914,033 and redeemed approximately 19,186 Units for a total of approximately $2,954,360. As of September 18, 2026, aggregate Units outstanding totaled approximately 980,779, for total net offering proceeds of approximately $137,330,465.

Item 2. Other Information

None.

5

Item 3. Financial Statements

CONDENSED FINANCIAL STATEMENTS

F-1

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Unaudited)	(Audited)
	June 30, 2026	December 31, 2025
ASSETS:
Real estate:
Land	$36,114,643	$29,936,501
Buildings and improvements	139,162,194	104,667,851
Construction in progress	643,504	495,643
Total real estate	175,920,341	135,099,995
Less: accumulated depreciation	(6,009,046)	(3,856,057)
Real estate, net	169,911,295	131,243,938

Cash and cash equivalents	4,497,181	6,334,624
Restricted cash	3,054,813	772,841
Resident receivables, net	1,576,516	933,292
Due from related parties, net	3,145,640	—
Note receivable - related party	30,917,239	31,417,239
Prepaid expenses and other assets	599,358	500,378
Total assets	$213,702,042	$171,202,312

LIABILITIES:
Mortgage loans payable, net of unamortized deferred financing costs of $3,543,279 and $2,501,151 as of June 30, 2026 and December 31, 2025, respectively	119,771,426	88,680,304
Due to related parties, net	—	10,029,690
Accounts payable and accrued expenses	1,358,102	130,284
Distributions payable	225,586	142,346
Deposits	105,773	168,693
Deferred income	—	6,738
Total liabilities	121,460,887	99,158,055

Commitments and Contingencies (Note 6)

MEMBERS’ EQUITY:
Members’ equity (865,457 and 681,396) membership units issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	118,360,602	90,423,909
Accumulated deficit	(26,119,447)	(18,379,652)
Total members’ equity	92,241,155	72,044,257
Total liabilities and members’ equity	$213,702,042	$171,202,312

See notes to consolidated financial statements.

F-2

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Six Months Ended June 30,
	2026	2025
REVENUES:
Rental income	$6,440,306	$2,806,328
Other income	500,199	253,178
Total revenues	6,940,505	3,059,506

EXPENSES:
Operating and maintenance - related party	406,530	222,343
Operating and maintenance	1,316,550	551,686
Property management fees - related party	757,492	109,943
Property management fees	52,826	206,933
Real estate taxes and insurance	1,875,268	792,720
General and administrative	315,800	389,217
Total operating expenses	4,724,466	2,272,842
Net operating income	2,216,039	786,664

NONOPERATING INCOME (EXPENSES):
Interest income - related party	1,026,842	630,781
Interest income	75,189	—
Other income	128,500	—
Depreciation expense	(2,152,989)	(949,171)
Interest expense	(3,484,450)	(1,226,363)
Total nonoperating expense, net	(4,406,908)	(1,544,753)

Net loss	$(2,190,869)	$(758,089)

See notes to consolidated financial statements.

F-3

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (UNAUDITED)

For the Six Months Ended June 30, 2026

	Member Units	Members’ Equity	Accumulated Deficit	Total Members’ Equity
Balance at January 1, 2026	681,396	$90,423,909	$(18,379,652)	$72,044,257
Proceeds from issuance of member units	219,858	33,461,076	—	33,461,076
Member commitments to purchase units	1,320	202,094	—	202,094
Member commitments to reinvest distributions	6,788	1,039,083	—	1,039,083
Redemptions of member units	(43,905)	(6,765,560)	—	(6,765,560)
Capital reductions	—	—	(3,174,879)	(3,174,879)
Distributions	—	—	(2,374,047)	(2,374,047)
Net loss	—	—	(2,190,869)	(2,190,869)
Balance at June 30, 2026	865,457	$118,360,602	$(26,119,447)	$92,241,155

For the Six Months Ended June 30, 2025

	Member Units	Members’ Equity	Accumulated Deficit	Total Members’ Equity
Balance at January 1, 2025	399,489	$49,354,223	$(6,616,501)	$42,737,722
Proceeds from issuance of member units	157,465	22,177,790	—	22,177,790
Member commitments to reinvest distributions	4,825	679,527	—	679,527
Redemptions of member units	(26,297)	(3,693,050)	—	(3,693,050)
Capital reductions	—	—	(2,702,107)	(2,702,107)
Distributions	—	—	(1,437,446)	(1,437,446)
Net loss	—	—	(758,089)	(758,089)
Balance at June 30, 2025	535,482	$68,518,490	$(11,514,143)	$57,004,347

See notes to consolidated financial statements

F-4

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the Six Months Ended June 30,
	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,190,869)	$(758,089)
Depreciation	2,152,989	949,171
Amortization of deferred financing costs	317,336	75,288
Valuation adjustments to rental income	38,885	—
Changes in assets and liabilities:
Resident receivables, net	(682,109)	93,663
Due from related parties, net	(3,145,640)	—
Due to related parties, net	(9,029,690)	441,945
Prepaid expenses and other assets	(98,980)	19,838
Accounts payable and accrued expenses	1,227,818	(34,845)
Deposits	(62,920)	49,920
Deferred income	(6,738)	(3,650)
Net cash (used in) provided by operating activities	(11,479,918)	833,241

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of real estate	(40,193,622)	(12,540,095)
Additions to real estate	(626,724)	(482,402)
Additions to note receivable - related party	(6,000,000)	(22,400,000)
Proceeds from note receivable - related party	6,500,000	1,000,000
Net cash used in investing activities	(40,320,346)	(34,422,497)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from mortgage loans payable	34,649,274	19,666,454
Purchase of property through related party financing	—	9,526,369
Payments on mortgage loans payable	(2,516,025)	(3,436)
Payment of financing costs	(1,359,463)	(621,943)
Proceeds from issuance of member units	31,632,621	20,403,263
Redemptions of member units	(6,765,560)	(3,693,050)
Capital reductions	(3,174,879)	—
Distributions	(221,175)	(135,326)
Net cash provided by financing activities	52,244,793	45,142,331
Net increase in cash, cash equivalents and restricted cash	444,529	11,553,075
Cash, cash equivalents and restricted cash, beginning of year	7,107,465	1,610,242
Cash, cash equivalents and restricted cash, end of year	$7,551,994	$13,163,317

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,167,114	$(1,241,683)
Supplemental disclosure of noncash operating, investing and financing activities:
Acquisitions of real estate through mortgage loans payable	$—	$(15,737,376)
Acquisitions of real estate through reductions of note receivable - related party	$—	$17,794,946
Member commitments to purchase units	$202,094	$—
Member commitments to reinvest distributions	$1,039,083	$679,527
Distributions payable used for issuance of member units	$—	$(1,111,990)
Distributions used for issuance of member units	$(2,152,872)	$—
Decrease in due to related parties, net	$(1,000,000)	$—
Distributions payable	$83,240	$90,001
Issuance of member units from distributions reinvested	$1,828,455	$1,774,528
Capital reductions	$—	$(4,139,553)

See notes to consolidated financial statements

F-5

Roots Real Estate Investment Community I, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

June 30, 2026

1. Formation and Organization

Roots Real Estate Investment Community I, LLC (the “Company”) was formed on December 8, 2020, as a Georgia Limited Liability Company and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company’s purpose is to create a real estate investment portfolio, leveraging professional real estate expertise with technology, scale, and local market insights to generate attractive returns for its Members and unique opportunities and value to the communities that it serves. The Company began substantive operations in May 2021.

Substantially all the Company’s business is managed by Roots REIT Management, LLC (the “Manager”), a Georgia limited liability company. The Manager uses its resources to find and acquire residential real estate in the Atlanta-Sandy Springs-Alpharetta Metropolitan Statistical Area (the “Atlanta MSA”), that has value-add potential; however, the Manager is not limited to searching only in the Atlanta MSA.

On May 27, 2022, the Company filed an offering statement on Form 1-A with the SEC with respect to an offering (the “Offering”) of up to $75,000,000 of the Company’s units of membership interest (“Units” or “Member Units”), for an initial price of $110.00 per Unit. On August 13, 2025, the Company filed an offering statement on Form 1-A with the SEC with respect to a follow-on offering (the “Follow-on Offering”) of up to $75,000,000 of the Company’s Units, for an initial price of $144.00 per Unit.

A maximum of $75,000,000 of the Company’s Units may be sold to the public in this Offering. The Manager has the authority to issue an unlimited number of Units. Seed InvestCo, LLC (the “Sponsor”), the owner of the Manager, received 500 Units for $1,000 in exchange for organization and formation costs incurred on behalf of the Company. Prior to the Initial Offering receiving qualification by the SEC, the Company sold approximately 63,735 Units at prices ranging from $100.00 to $110.00 per Unit for a total of $6,525,654. The Initial Offering received qualification on June 21, 2022. Between June 22, 2022 and December 31, 2022, the Company issued approximately 20,279 Units at prices ranging from $100.00 to $115.00 per Unit, for a total of $2,289,000. Between January 1, 2023 and December 31, 2023, the Company issued approximately 124,787 Units at prices ranging from $108.00 to $126.00 per Unit, for a total of $15,366,166. Between January 1, 2024, and December 31, 2024, the Company issued approximately 218,713 Units at prices ranging from $126.00 to $137.00 per Unit, for a total of $28,888,873. Between January 1, 2025 and December 31, 2025, the Company issued approximately 331,942 Units at prices ranging from $133.00 to $147.50 per Unit, for a total of $48,230,169. Between January 1, 2026 and June 30, 2026, the Company issued approximately 219,858 Units at prices ranging from $147.50 to $153.07 per Unit, for a total of $33,461,076. In aggregate, the Sponsor purchased approximately 2,416 Units at prices ranging from $100.00 to $150.81 per Unit, for a total of $208,791.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions among the Company and its subsidiaries have been eliminated in consolidation.

F-6

Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best judgment. Actual results could materially differ from those estimates.

Real Estate Acquisitions

The Company acquires real estate assets from its Manager or Sponsor, both of which are related parties of the Company. As a result of the related party nature of the transactions, the Company is required to record the real estate assets acquired at the related party’s historical cost, or carryover basis. The difference between the purchase price to acquire the real estate assets and the carryover basis in the real estate assets results in a reduction of the Company’s capital (see Note 3) and is presented as “Capital reductions” on the statements of members’ equity. The Company recognizes an asset acquired from the Manager or Sponsor and begins recording activity related to the asset as of the execution of the deed transfer. The Company also acquires real estate assets from third parties which are recorded at cost as of the date of closing.

Depreciation

Depreciation of buildings and building improvements is computed on the straight-line method over an estimated useful life of 27.5 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $2,152,989 and $949,171 for the six months ended June 30, 2026 and 2025, respectively, and is included in depreciation expense in the accompanying consolidated financial statements.

Impairment of Real Estate

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate may not be recoverable, management assesses whether the carrying value of the asset will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the asset. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the six months ended June 30, 2026 and 2025, the Company did not record any impairment charges related to its real estate assets.

Revenue Recognition and Expenses

The majority of the Company’s revenue is earned through the lease of rental space at its underlying residential properties. These revenues are accounted for as leases under Accounting Standards Codification (“ASC”) Topic 842, Leases (“ASC 842”).

Other income consists of charges billed to tenants for utilities, administrative, applications, and other fees and is recorded in the period in which it is earned.

Interest income is recognized on the accrual basis and recorded in the period in which it is earned.

Expenses are recognized when incurred.

Cash, Cash Equivalents and Restricted Cash

	June 30, 2026	December 31, 2025
Cash and cash equivalents	4,497,181	6,334,624
Restricted cash	3,054,813	772,841
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	7,551,994	7,107,465

F-7

The Company classifies short-term, highly liquid investments with original maturities of approximately 90 days or less and money market accounts as cash equivalents. The Company invests its cash primarily in deposits and money market funds with commercial banks. At times, cash balances may exceed federally insured amounts. Management believes it mitigates credit risk by depositing cash in and investing through major financial institutions.

Restricted cash consists of amounts held in escrow accounts related to property taxes and insurance.

Resident Receivables

Resident receivables are comprised of rents and other fees due from residents. The Company assesses the collectability of resident receivables on an ongoing basis and makes valuation adjustments as needed based upon its estimate of the likelihood of collectability of amounts due from residents. Recoveries of resident receivables previously written off are recorded as recoveries when received. Valuation adjustments totaling $38,885 and $93,716 were included in rental income and reserves for resident receivables totaling $56,113 and $57,181 were included in resident receivables, net in the in the accompanying consolidated financial statements as of June 30, 2026, and December 31, 2025, respectively.

Note Receivable - Related Party

The Company previously entered into a note receivable with the Sponsor to advance amounts to the Sponsor for certain real estate purchases. Advances made in accordance with the note bear interest at 7% and are carried at the unpaid principal and interest balance, less the allowance for expected credit losses on the note receivable and write-offs, if any. The Company considers reasonable and supportable current information in determining its estimated loss rates, such as external forecasts, macroeconomic trends or other factors including credit risk and historical loss experience. No credit loss reserve is necessary as of June 30, 2026, and December 31, 2025.

Deferred Financing Costs and Amortization

Deferred financing costs represent costs incurred to obtain financing. They are recorded at cost and amortized using a method which approximates the effective interest method over the life of the related loan. Deferred financing costs are presented as a direct deduction from the carrying amount of the mortgage loans payable in the accompanying consolidated financial statements. If the mortgage loans are retired early, the related unamortized deferred financing costs are fully amortized and written off in the period the debt is retired. For the six months ended June 30, 2026, the Company incurred financing costs of $1,359,463, and amortization of deferred financing costs totaled $317,336, which is included in interest expense in the accompanying consolidated financial statements. For the six months ended June 30, 2025, the Company incurred financing costs of $621,943, and amortization of deferred financing costs totaled $75,288, which is included in interest expense in the accompanying consolidated financial statements.

Unit Redemptions

The Company offers partial liquidity for its Members on a quarterly basis in the form of a partial redemption by the Company of a Member’s Units. Each quarter, no more than 5% of the issued and outstanding Units may be redeemed (the “Aggregate Redemption Cap”), and no more than $100,000 of an individual Member’s Units may be redeemed in any one quarter. In the event that a redemption request is made by multiple Members, so that the total redemptions requested would be greater than the applicable Aggregate Redemption Cap, the requested redemptions will be maxed at the Aggregate Redemption Cap and will be split among each requesting Member pro rata based on such Member’s redemption request compared to the aggregate redemptions requested for that quarter. The window to request a redemption will begin on the fifteenth (15th) calendar day prior to the end of the applicable quarter and will end on the last day of such quarter. The redemption price per Unit will be the established net asset value (“NAV”) per Unit for the quarter then-ending. NAV is calculated by taking the total non real estate assets plus fair market value of real estate minus total liabilities. The redemption price per Unit may be decreased by 8% if a Member requests a redemption (and participates in such redemption) within the first year of such Member’s ownership of Units. The Manager reserves the right, in its sole and absolute discretion, to suspend the Company’s offer for redemption at any time, without notice, for any reason or no reason.

For the six months ended June 30, 2026, the Company redeemed a total of approximately 43,905 Units at prices ranging from $147.50 to $153.07 per Unit, for a total of $6,765,560 (the Unit price was $147.50 at January 1, 2026, changed to $150.81 at January 10, 2026 and to $153.07 on April 10, 2026). For the six months ended June 30, 2025, the Company redeemed a total of approximately 26,297 Units at prices ranging from $137.00 to $142.00 per Unit, for a total of $3,693,050.

Because the NAV per Unit is calculated at the end of each quarter, the redemption price for Units held at least ninety (90) days may change between the date the redemption request is received and the date on which redemption proceeds are paid. As a result, the redemption price that a Member will receive may be different from the redemption price on the day the redemption request is made.

In addition, the Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, including to protect the operations and the non-redeemed Members, to prevent an undue burden on liquidity, to preserve the status as a REIT, following any material decrease in the NAV, or for any other reason. However, in the event that the Manager amends, suspends or terminates the redemption plan, an offering circular supplement and/or Form 1-U, as appropriate, will be filed, to disclose such amendment. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the status as a REIT.

F-8

Distributions

The Company expects to declare distributions on a quarterly basis, or less frequently as determined by the Manager. Any distributions will be made at the discretion of the Manager, and will be based on, among other factors, the Company’s present and reasonable projected future cash flow. The Manager declared quarterly distributions of $1.50 per Unit for Members of record as of March 31, 2025, June 30, 2025, September 30, 2025, December 31, 2025, March 31, 2026, and June 30, 2026. For the six months ended June 30, 2026, distributions in the amount of $2,374,047 were declared, of which $225,586 was accrued and included in distributions payable and $1,039,083 included in member commitments to reinvest distributions in the accompanying consolidated financial statements. As of December 31, 2025, distributions in the amount of $3,345,703 were declared, of which $142,346 was accrued and included in distributions payable and $856,254 included in member commitments to reinvest distributions in the accompanying consolidated financial statements.

Income Taxes

The Company has made an election to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and operates as such, commencing with its taxable year ended December 31, 2022. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its Members (which is computed without regard to the dividends paid deduction or net capital gains and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax on income that it distributes to its Members, provided that it distributes 100% of its REIT taxable income. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Risks and Uncertainties

In the normal course of business, the Company encounters economic risk, including interest rate risk, credit risk, market risk and inflation risk. Interest rate risk is the result of movements in the underlying variable component of the mortgage financing rates. Credit risk is the risk of default on the Company’s real estate assets that results from an underlying resident’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the valuation of real estate assets held by the Company. Inflation risk is the risk that rising prices could increase the Company’s operating expenses and impact residents.

Recently Issued Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326). This guidance contains amendments that provide decision-useful information to investors and other financial statement users while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company adopted this standard as of January 1, 2026 and it did not have a material impact on its consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the 2025 balances to conform to the 2026 presentation. Such reclassifications had no effect on net loss.

F-9

3. Real Estate

During the six months ended June 30, 2026, the Company acquired 150 residential properties located in various MSAs across the United States for an aggregate purchase price of $43,368,500. During the six months ended June 30, 2025, the Company acquired 121 residential properties located in various MSAs across the United States for an aggregate purchase price of $30,978,852. The table below shows asset acquisition detail:

	For the Six Months Ended June 30,
	2026	2025
Land	$6,178,141	$7,079,363
Building and improvements	34,015,480	21,197,382
Capital reductions (1)	3,174,879	2,702,107
	$43,368,500	$30,978,852

(1) Represents purchase price in excess of related party seller’s basis (see Note 2).

As of June 30, 2026, and December 31, 2025, the Company’s properties were approximately 89.2% and 84.0% leased, respectively.

4. Mortgage Loans Payable

As of June 30, 2026 and December 31, 2025, the amounts outstanding under the mortgage loans payable were as follows:

Issuance date	Original Principal	Maturity date	Interest rate	Balance at June 30, 2026	Balance at December 31, 2025
December 29, 2021	$1,350,000	December 29, 2041	3.51%	$1,350,000	$1,350,000
April 18, 2022	1,451,329	May 9, 2027	6.40%	1,451,329	1,451,329
March 31, 2023	2,348,250	March 31, 2028	4.33%	2,348,250	2,348,250
December 31, 2023	1,100,000	July 6, 2027	5.50%	1,070,726	1,084,248
June 13, 2024	4,167,400	July 1, 2054	7.00%	4,157,112	4,157,112
June 30, 2024	329,537	January 1, 2052	3.88%	317,432	319,817
July 2, 2024	3,338,400	August 1, 2054	7.00%	3,338,400	3,338,400
July 29, 2024	1,927,314	August 1, 2054	8.13%	1,926,690	1,926,690
August 30, 2024	6,684,055	September 1, 2054	6.75%	6,683,937	6,684,055
October 16, 2024	3,616,900	November 1, 2054	7.00%	3,616,900	3,616,900
December 5, 2024	3,672,400	January 1, 2055	7.00%	3,672,400	3,672,400
January 23, 2025	1,871,450	February 1, 2055	7.38%	1,871,450	1,871,450
May 15, 2025	2,583,242	June 1, 2055	6.40%	2,583,242	2,583,242
May 15, 2025	2,598,840	June 1, 2055	6.49%	2,598,840	2,598,840
May 15, 2025	2,464,922	June 1, 2055	6.50%	2,464,922	2,464,922
July 8, 2025	10,148,000	August 1, 2030	6.93%	10,148,000	10,148,000
September 2, 2025	10,032,800	October 1, 2030	6.85%	10,032,800	10,032,800
September 9, 2025	2,968,000	October 1, 2030	6.75%	2,968,000	2,968,000
October 10, 2025	4,630,000	November 1, 2030	6.67%	4,630,000	4,630,000
October 30, 2025	2,735,000	November 1, 2035	5.68%	2,735,000	2,735,000
November 25, 2025	2,500,000	May 24, 2026	10.00%	—	2,500,000
December 18, 2025	14,500,000	January 1, 2031	6.43%	14,500,000	14,500,000
December 23, 2025	4,200,000	January 1, 2031	6.68%	4,200,000	4,200,000
March 18, 2026	12,600,000	April 1, 2031	6.45%	12,600,000	—
March 30, 2026	5,500,000	April 1, 2031	6.70%	5,500,000	—
April 24, 2026	5,300,000	May 1, 2031	6.57%	5,300,000	—
May 27, 2026	3,525,275	June 1, 2031	7.04%	3,525,275	—
June 26, 2026	2,982,000	July 1, 2031	6.83%	2,982,000	—
June 30, 2026	4,742,000	July 1, 2031	6.98%	4,742,000	—
Total mortgage loans payable				$123,314,705	$91,181,455
Less: unamortized deferred financing costs				(3,543,279)	(2,501,151)
Mortgage loans payable, net				$119,771,426	$88,680,304

F-10

For the six months ended June 30, 2026 and 2025, the Company incurred interest expense related to its mortgage loans payable of $3,167,114 and $1,151,075, respectively, which is included in interest expense in the accompanying consolidated financial statements.

As of June 30, 2026,and December 31, 2025 the weighted average interest rate for mortgage loans payable was 6.62% and 6.70% respectively.

As of June 30, 2026, real estate with a carrying value of $199,801,449 secured the outstanding mortgage loans payable.

As of June 30, 2026, future scheduled principal payments on mortgage loans payable are as follows:

Year Ending December 31:	Principal Due
2026	$—
2027	2,522,055
2028	2,348,250
2029	—
2030	27,778,800
Thereafter	90,665,600
Total	$123,314,705

The Company intends to extend or refinance all mortgage loans due within the next year. The Company has a history of being able to do so and does not have any concerns with extending or refinancing mortgage loans as they come due.

5. Related Party Arrangements

Roots REIT Management, LLC and Seed InvestCo, LLC

Advances to Sponsor for Real Estate Acquisitions

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis. The Manager and Sponsor are responsible for identifying and making acquisitions and investments on behalf of the Company. As of June 30, 2026, and December 31, 2025, the Company had advanced net amounts of $30,917,239 and $31,417,239, respectively, to the Sponsor for certain acquisitions identified. Advances bear interest at 7% . Interest is calculated on each individual advance as of the date of such advance. For the six months ended June 30, 2026 and 2025, the Company earned interest income related to advances to the Sponsor totaling $1,026,842 and $630,781, respectively, which is included in interest income – related party in the accompanying consolidated financial statements. As of June 30, 2026, and December 31, 2025, $532,758 and $0, of accrued interest was included in due from related parties, net, and $0 and $707,903 was included in due to related parties, net, respectively in the accompanying consolidated financial statements.

Fees to Sponsor for Real Estate Services

The Manager may retain one or more of its affiliates to perform services for the Company’s real estate investments, including property management, leasing, and construction management services.

The Manager is entitled to a 10% property management fee, paid monthly, which is calculated as 10% of all rents collected each month. For the six months ended June 30, 2026 and 2025, the Company incurred property management fees totaling $757,492 and $109,943, respectively, which are included in property management fees – related party in the accompanying consolidated financial statements.

The Manager is entitled to a repairs and maintenance fee. The fee is based on an agreed upon monthly amount per property assigned at the date the property is deeded to the Company. The fee covers the costs of normal maintenance and unexpected repairs. Any costs for covered maintenance and repairs in excess of the fee are paid for by the Manager. For the six months ended June 30, 2026 and 2025, the Company incurred repairs and maintenance fees totaling $406,530 and $222,343, respectively, which are included in operating and maintenance expense – related party in the accompanying consolidated financial statements.

F-11

The Manager is entitled to a one-time acquisition fee for each property acquired by the Company. The fee is equal to 3% of the initial purchase price paid by the Manager. For the six months ended June 30, 2026, the Company incurred acquisition fees totaling $618,800, which are included within real estate in the accompanying consolidated financial statements. For the six months ended June 30, 2025, the Manager elected to waive all acquisition fees.

The Manager is entitled to a one-time disposition fee for each property. The fee is equal to 3% of the final disposition value. For the six months ended June 30, 2026 and 2025, the Company did not dispose of any properties.

The Company and the Manager have amounts receivable or payable to each other for property acquisitions and other operating activities, which are included in due to related parties, net and due from related parties, net in the accompanying consolidated financial statements. As of June 30, 2026, and December 31, 2026, $2,612,882 and $0, respectively, remained due from the Manager and Sponsor to the Company and $0 and $10,737,593, remained due to the Manager and Sponsor from the Company.

6. Commitments and Contingencies

In the normal course of business, the Company may be subject to various litigation and in some instances the amount sought may be substantial. Although the outcome of such claims, litigation, and disputes cannot be predicted with certainty, in the opinion of management based on facts known at this time, the resolution of such matters are not anticipated to have a material adverse effect on the consolidated financial position or consolidated results of operations of the Company.

7. Subsequent Events

The Company evaluated subsequent events through September 18, 2026, which is the date the consolidated financial statements were available to be issued. Management has concluded that there were no significant events requiring recognition and/or disclosure in the consolidated financial statements other than those disclosed herein and below.

On July 30, 2026, the Company obtained a mortgage loan, secured by real estate assets, for $9,879,000. The loan matures on August 1, 2031. Interest only payments are due on a monthly basis through the maturity date.

On August 24, 2026, the Company obtained a mortgage loan, secured by real estate assets, for $9,750,000. The loan matures on September 1, 2031. Interest only payments are due on a monthly basis through the maturity date.

On August 24, 2026, the Company obtained a mortgage loan, secured by real estate assets, for $6,200,000. The loan matures on September 1, 2031. Interest only payments are due on a monthly basis through the maturity date.

Between July 1, 2026 and September 18, 2026, the Company acquired 115 properties for an aggregate purchase price of $36,883,000.

Between July 1, 2026 and September 18, 2026, the Company issued approximately 128,420 Units for a total of approximately $19,914,033 and redeemed approximately 19,186 Units for a total of approximately $2,954,360. As of September 18, 2026, aggregate Units outstanding totaled approximately 980,779, for total net offering proceeds of approximately $137,330,465.

F-12

PART III – Item 4. Exhibits

Index to Exhibits

Exhibit No	Description

2.1*	Certificate of Organization (Incorporated by reference to Exhibit 2.1 to the Company’s confidential draft Offering Circular on Form 1-A, filed on February 24, 2022)
2.2*	Certificate of Amendment (Incorporated by reference to Exhibit 2.2 to the Company’s confidential draft Offering Circular on Form 1-A, filed on February 24, 2022)
2.3*	Amended and Restated Operating Agreement (Incorporated by reference to Exhibit 2.3 to the Company’s Offering Circular on Form 1-A POS, filed on March 12, 2024)
4*	Form of Subscription Agreement (Incorporated by reference to Exhibit 4 to the Company’s Offering Circular on Form 1-A POS, filed on March 12, 2024)

*Previously filed.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: September 28, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel Dorfman	Principal Executive Officer of Manager	September 28, 2026
Daniel Dorfman	(Principal Executive Officer)

/s/ Larry Dorfman	Principal Financial Officer of Manager	September 28, 2026
Larry Dorfman	(Principal Financial Officer)

/s/ Mel Myrie	Principal Accounting Officer of Manager	September 28, 2026
Mel Myrie	(Principal Accounting Officer)

Safe Harbor Statement

This Semiannual Report on Form 1-SA contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated May 9, 2025 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2025, as amended (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

7